July 26, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:              Daniel F. Duchovny

Re:	The Spectranetics Corporation Solicitation/Recommendation Statement on Schedule 14D-9 Filed July 12, 2017 File No. 005-43013

Dear Mr. Duchovny:

The Spectranetics Corporation, a Delaware corporation (the “Company”), has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Commission on July 12, 2017 (File No. 005-43013) (the “Schedule 14D-9”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated July 18, 2017 (the “Comment Letter”), relating to the Schedule 14D-9.

Set forth below in bold is the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.  All references to page numbers are to the pages of the originally filed Schedule 14D-9.  Terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Schedule 14D-9

Item 4. The Solicitation or Recommendation
Certain Spectranetics Forecasts, page 39

1.
We note that you provided certain financial projections to J.P. Morgan and that the projections you disclosed are summaries. Please disclose those projections in full as well as the assumptions made to develop those projections.  Also, provide the reconciliation required under Rule 100(a) of Regulation G.

The Company acknowledges the Staff’s comment and filed Amendment No. 2 that includes the Company’s financial projections in full, additional disclosure relating to the assumptions underlying the Management Cases and the reconciliation required under Rule 100(a) of Regulation G.

The Company notes that the Management Cases previously presented EBIT, which, as used in the Management Cases, is synonymous with GAAP Operating Income.  The Company has revised all references to EBIT, and the Management Cases now present a reconciliation of EBITDA to its most directly comparable GAAP measure, GAAP Operating Income.

Please contact me at (212) 474-1465 with any questions or comments you may have regarding this response letter.

Very truly yours,

/s/ Minh Van Ngo
Minh Van Ngo

cc:           Paul Gardon
Senior Vice President, General Counsel
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921